

February 18, 2011

Robert Kepe
Chief Executive Officer
RJD Green, Inc.
1560-1 Newbury Rd #514
Newbury Park, CA 91324

> **Re: RJD Green, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **February 4, 2011**
> **File No. 333-170312**

Dear Mr. Kepe:

We have reviewed the above filing and your response letter dated January 21, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated December 9, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1.   With the next amendment, please use the correct amendment number, which will be the fourth amendment. In this regard, the amendment filed on February 4, 2011 was the third amendment rather than the second amendment.

Calculation of Registration Fee

2.   We note your revised disclosure in response to prior comment 3. Your fee table indicates that the 705,000 shares to be registered have not yet been issued, which is inconsistent with your disclosure elsewhere indicating that such shares are currently held by the selling stockholders named in the prospectus. Please advise and revise your fee table accordingly.

Cover Page

3. We note your response to prior comment 4 and the statement on the cover page that the selling stockholders are selling the shares of common stock for their own account. Please include a statement on the cover page that you will not receive any proceeds from this offering. Refer to Item 501(b)(3) of Regulation S-K.

4. We note your response to prior comment 6. It does not appear as though your cover page has been updated in all places to reflect the date of this prospectus. As previously requested, please update this disclosure as appropriate in future amendments.

5. You indicate that the company intends to use all of its cash resources of $15,000 for certain identified purposes. However, as of December 31, 2010, the company appears to have only $1,812 in cash on hand. Please advise.

Prospectus Summary

General

6. You do not appear to have made any revisions to the prospectus summary in response to prior comment 8. Accordingly, we reissue prior comment 8 in its entirety.

Operating History, page 1

7. You indicate here and elsewhere in your filing that you will have sufficient cash to operate for the next 12 months. Please revise these statements to be consistent with disclosures throughout your filing that you will require additional funding to finance operations. For example, refer to your discussion on page 25 regarding your ability to continue as a going concern.

Summary Financial Data, page 4

8. Revise earnings per share and weighted average shares of common stock to agree to your audited financial statements.

Risk Factors

General

9. We note the risk factor added in response to prior comment 13. This risk factor does not accurately disclose the company's limited reporting obligations. Please be advised that, contrary to your disclosure on page 5, the company will only be subject to the reporting requirements imposed by Section 15(d) of the Securities Exchange Act of 1934 once the registration statement is effective. We would expect to see enhanced discussion of the limited reporting obligations of a Section 15(d) reporting company, as compared to a

fully reporting company. In your next amendment, please include a risk factor alerting investors to the limited nature of the company's required reporting obligations and how those responsibilities vary from other duties imposed on fully reporting entities.

"We will require additional financing…", page 7

10.	We note your response to prior comment 18. Your disclosure does not appear to have been revised. Accordingly, we reissue prior comment 18 in its entirety. In addition, when describing your ability to implement your business plan, please discuss not only the fact that no proceeds are being generated by this offering, but also the significant offering expenses being incurred by the company in connection with this offering. Given the foregoing, it is unclear how the company will be able to commence any operations post-offering. Please advise and revise your disclosure accordingly.

Selling Security Holders, page 9

11.	We note your response to prior comment 19. Your selling stockholders table still does not appear to accurately reflect beneficial ownership in accordance with Rule 13d-3 under the Exchange Act and SEC Release No. 33-4819. Since several of the selling stockholders appear to be related, please revise your disclosure to ensure that the table accurately reflects all of the shares beneficially owned by each of the selling stockholders. In this regard, we note, by way of example only, that it appears as though Mr. Kepe should be reflected as the beneficial owner of 677,000 shares (a portion of which are held by his wife, and a portion of which are held by Alliance Real Estate Development). This comment also applies to your beneficial ownership disclosure on page 12.

12.	Footnote 4 to the selling security holders table appears to suggest that eleven different individuals are each "in-laws" of Mr. Kepe. Please confirm that this disclosure is correct.

Director, Executive Officers, Promoters and Control Persons, page 12

13.	Please enhance the biography of Mr. Kepe to briefly describe his business experience during the past five years, including the names of any entities in which such occupations were carried on, as required by Item 401(e) of Regulation S-K.

14.	Please affirmatively identify Mr. Kepe as a promoter of the company. Refer to Item 401(g) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 12

15.	Please revise your disclosure to identify the natural person who has voting and dispositive power over the shares held by Alliance Real Estate Development. If Mr. Kepe is deemed to be the beneficial owner of such shares, per Rule 13d-3 under the

Exchange Act, please consolidate Mr. Kepe's holdings into a single entry with appropriate footnote disclosure.

Description of Business, page 14

16.   On page 14, you indicate that you have developed a preliminary website, but as of the date of this letter, the website merely states "coming soon." Please advise or revise your disclosure to reflect the current status of your website.

17.   You indicate that you "expect to generate some revenues from a directory of providers" during the third quarter of 2011. Please expand your disclosure to provide a basis for the foregoing, including what steps the company intends to take prior to such time and why such expectation is reasonable in view of the company's current financial condition and the undeveloped nature of its website.

18.   We note your enhanced disclosure in response to prior comment 22. In particular, we note the discussion of milestones beginning on page 20. Please explain how the company intends to complete the website development targeted for March 2011 and estimated to cost $10,000, given its current cash on hand and the liabilities it anticipates incurring in connection with this offering. Please further enhance your disclosure to consider all known material expenses expected to be incurred in order to implement each of the described milestones.

Management's Discussion and Analysis of Financial Condition

Background Overview, page 24

19.   We note your response to prior comment 26, including the expanded discussion of milestones in your Business section. However, you do not appear to discuss the anticipated costs of all plans described, nor do you address how your business goals and objectives will change based on your ability or inability to raise additional capital. Please advise and revise your disclosure accordingly.

20.   We note your response to prior comment 27. However, since neither revenue, nor shareholder loans, nor private placements are guaranteed, consider expanding your disclosure to note that if sufficient funds cannot be raised, none of the company's plans may be implemented.

Liquidity and Capital Resources, page 26

21.   We note your response to prior comment 30. Based on your disclosure, it is not clear whether $10,000 will be enough to fund operations for the next twelve months. As previously requested, revise your disclosure accordingly. Additionally, as previously requested, state the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.

Item 26. Recent Sales of Unregistered Securities

22.   We note your response to prior comment 34, indicating that you filed a Form D. As of the date of this letter, no such electronic filing appears to have been made. Please advise. Refer to SEC Release No. 33-8891.

23.   We note your revised disclosure in response to prior comment 34. You still do not appear to have provided a purchase price for the July 2010 issuance to Mr. Kepe of 275,000 shares of common stock or a date for the purchase by Mr. Kepe of 100,000 shares of common stock at $0.01 per share. Additionally, you do not appear to discuss the September 2010 issuance of 50,000 shares of common stock for $50,000. Lastly, the total of all shares issued in the transactions described on page F-11 appears to add up to greater than 705,000 shares. Please advise and revise your disclosure accordingly. We would expect to see conforming changes made elsewhere in your filing, including in your beneficial ownership table on page 12.

Financial Statements, page F-1

24.   We note from your disclosures on pages 27 and F-11 that you issued 275,000 shares of restricted common stock in exchange for services, the business plan, and your website and domain name to your sole officer and director in July 2010. Tell us where this transaction is reflected in your financial statements.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3456.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Jillian Ivey Sidoti, Esq.